Exhibit (a)(1)(i)
WILLOW TREE CAPITAL CORPORATION
c/o Willow Tree Capital Corp Advisors LLC
450 Park Avenue, 29th Floor
New York, New York 10019
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Company’s repurchase offer.
June 25, 2026
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by Willow Tree Capital Corporation (the “Company”). If you are not interested in tendering your shares of common stock, par value $0.01 in the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action. In addition, the sale of Shares may be subject to income and transfer taxes.
The tender offer period will begin on July 1, 2026 and end at 11:59 p.m., Eastern Time, on July 29, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Company’s Transfer Agent, State Street and Trust Company, Attention: Willow Tree Capital Corporation, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail:	State Street Bank and Trust Company Attn: Willow Tree Capital Corporation P.O. Box 5493 Boston, MA 02206

Overnight Mail:	State Street Bank and Trust Company Attn: Willow Tree Capital Corporation 1776 Heritage Drive JAB/3 North Quincy, MA 02171

E-mail:	WillowTreeBDCTA_INQ@statestreet.com
All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Company’s Transfer Agent by 11:59 p.m., Eastern Time, on July 29, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or e-mail at WllowTreeBDCTA_INQ@statestreet.com, Attention: Willow Tree Capital Corporation.

Sincerely,

Willow Tree Capital Corporation